UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-36363

VISIONSYS AI INC

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing, 100102, People’s Republic of China

Tel: +86 10 6213-5687

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Appointment of Chief Strategy Officer

To enhance operational efficiency, advance strategic initiatives in blockchain and decentralized technologies, and accelerate its growth in AI-driven solutions, VisionSys AI Inc (the “Company”) has appointed Hakob Sirounian as Chief Strategy Officer (“CSO”), effective on September 24, 2025.

The biographical information of Mr. Hakob Sirounian is set forth below.

Hakob Sirounian has extensive expertise in decentralized finance (“DeFi”) within the Solana ecosystem. He has served as an automated market maker and liquidity provider on platforms including Meteora, Orca, and Raydium, and was an early-stage backer of Solana. His accomplishments include developing risk management protocols, building advanced tools for liquidity providers, and providing liquidity for over $20 billion in on-chain volume on Solana. From December 2017 to July 2025, he held the position of President and a member of the Board of Directors at TJ&S Enterprises, where he led strategic planning and promoted sustainable growth. He received a Bachelor of Science in Information Technology from California State University, Northridge in 2007. Mr. Sirounian will guide the Company’s long-term strategy, focusing on blockchain adoption and ecosystem partnerships.

The Company entered into an employment agreement (the “Employment Agreement”) with Mr. Sirounian, which establishes other terms and conditions governing his service to the Company. He will receive an annual base salary of $80,000 and 300,000 restricted American Depositary Shares for his services as the Chief Strategy Officer.

The Employment Agreement is qualified in its entirety by reference to the complete text of the Employment Agreement, which is filed hereto as Exhibit 99.1

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Employment Agreement, dated September 24, 2025 by and between the Company and Hakob Sirounian

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: September 30, 2025

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